Exhibit 99.1

Endesa Reduced Its Debt By EUR4,728 Million During the Six First
Months of 2003

    NEW YORK--(BUSINESS WIRE)--July 9, 2003--

      Net Financial Debt Amounted To EUR18,019 Million as of June
        30th, 2003, Representing a 20.8% Decrease from Debt at
                             Year-End 2002

    --  This represents a debt reduction of 27.9% in 18 months.

    -- On top of the EUR2,881 million decrease in the first quarter, an additional EUR1,847 million was achieved in the second quarter.

    -- During the first half of 2003, Endesa's debt structure by interest rates has been strenghthened. As of June 30th, debt linked to fixed or hedged interest rates represented 97% of the total, compared to 72% at the end of 2002.

    Endesa's (NYSE: ELE) total financial debt decreased by EUR4,728 million during the first half of the year, according the company's preliminary figures.
    As of June 30th, net financial debt amounted to EUR18,019 million, a 20.8% decline with respect to the EUR 22,747 million registered at the end of 2002.
    Of the total debt reduced in 2003, EUR2,881 million was in the first quarter and EUR1,847 millions in the second quarter.
    It is worth noting that of the total debt reduction during the second quarter, EUR1,203 million, or 65% of the total, correspond to the decline in debt of Enersis Group, above the targets set in its Financial Strenghthening Plan announced in October 2002.
    On the other hand, of the total reduction in 2003, EUR651 million, or 13.8% correspond to foreign exchange differences, mainly as a consequence of the depreciation of the US dollar against the euro.
    The issuance of EUR1,500 million preferred securities successfully completed last March 27th, has also contributed significantly to reduced debt.

    Debt evolution by lines of business

    Debt related to the domestic electricity business has been reduced by EUR3,191 million during the first half of the year. At the same time, debt related to Enersis Group has decreased by EUR1,510 million, mainly as a result of the Financial Strenghthening Plan.
    The financial debt breakdown by lines of business as of June 30th, 2003 is as follows:

    -- Domestic business debt amounts to EUR6,203 million, a 34% lower than at December 31st, 2002.

    -- Debt related to Latin American business attributable to Endesa amounts to EUR2,589 million, slightly lower than at year-end 2002.

    -- Third-party debt of Enersis, non-recourse to Endesa, stands at EUR 5,474 million, a reduction of 21.6%.

    -- European business financial indebtness totals EUR1,625 million, practically the same figure as at the end of last year.

    -- Finally, debt linked to other businesses amounts to EUR2,128 million, also at the same level of the previous year.

    The significant decrease in total indebtness is a result of Endesa's Strategic Plan 2002-2006 announced at the beginning of 2002.
    As a consequence of the measures implemented within the Plan, net financial debt has come down from EUR25,007 million at December 31st, 2001 to EUR18,019 million at June 30th, 2003, what represents a decrease in 18 months of around EUR7,000 million in absolute terms and 27.9% in relative terms.
    Moreover, if the comparison is made on homogenous terms, that is, excluding the impact of the full consolidation of debt of Endesa Italia, the total debt reduction in 18 months amounts to EUR8,500 million, more than one third of the debt existing at the end of 2001.
    This reduction has resulted in a significant improvement of the financial leverage ratio of Endesa that has improved from 2.03x at the end of 2002 to 1.4x as of June 30th, 2003.

    Improvement of the debt structure by interest rates

    In the first half, together with the debt reduction, the debt structure by interest rates has been improved. Following the favourable evolution of the interest rates, the debt linked to fixed or hedged rates has been increased to 97% from 72% by the end of 2002.
    In the case of the debt related to ENDESA's business in Spain, the percentage of debt fixed or hedged is practically 100%.
    Endesa's average cost of debt was 5.18% as of June 30th. The cost of Endesa's debt without Enersis, for an amount of Euro 12,545 million, stood at 4.27%. The debt of Enersis with third parties amounted to 5,474 million, and its average cost was 7.54%.
    The cost of debt stands at practically the same levels of those existing at the end of 2002, although the interest rates coverages have been intensified and, therefore, it has been necessary to support the differential between variable the fixed rates, in order to have a better hedge in the long term.

    CONTACT: Endesa, New York
             Investor Relations:
             Jacinto Pariente, 212/750-7200